Exhibit 22
Subsidiary Guarantors and Issuers of Guaranteed Securities

As of September 30, 2022, Murphy USA Inc. (“MUSA”) and most of the subsidiaries of Murphy Oil USA, Inc. (“MOUSA”) are guarantors of the senior unsecured registered notes listed below issued by MOUSA. MUSA owns, directly or indirectly, 100% of MOUSA and all of its consolidated subsidiaries.

Murphy Oil USA, Inc.
5.625% $300 million Senior Notes due 2027
4.625% $500 million Senior Notes due 2029
3.750% $500 million Senior Notes due 2031

Name of Subsidiary Guarantor	State of Formation of Guarantor
864 Holdings, Inc.	Delaware
864 Beverage, Inc.	Texas
Murphy Oil Trading Company (Eastern)	Delaware
Spur Oil Corporation	Delaware
Superior Crude Trading Company	Delaware
El Dorado Properties, LLC	Arkansas
Quick Chek Corporation	New Jersey
QuickChek Realty L.L.C	New Jersey
QuickChek Realty Bordentown Urban Renewal LLC	New Jersey

Name of Subsidiary Issuer	State of Formation of Issuer
Murphy Oil USA, Inc.	Delaware